Exhibit 14.1

SIYATA PTT

CODE OF ETHICAL CONDUCT

I. INTRODUCTION

As individuals we value integrity, honesty, ethical conduct and fairness. We believe in applying, and we apply these values to our behavior as employees, managers, officers and directors.

As a company, Siyata PTT, including its subsidiaries (collectively, “Siyata”), strives to conduct its business with the highest degree of integrity and honesty. In every activity, including making business decisions, employee-employee interactions and contact with customers, contractors, suppliers and other third parties, we strive to abide by all applicable laws and rules. We believe that consistent ethical conduct is and will continue to be a major factor in our success, however, in case of a conflict between ethical conduct and business success - ethical conduct comes first.

Managers are expected to understand and inform all employees and contractors under their supervision of this Code of Ethical Conduct (“Code of Ethics”), ensuring that their group both abides by the letter and spirit of all applicable law and practice the highest standards of business integrity.

This Code of Ethics has four primary functions:

●	To establish and clearly communicate our standards of business conduct, our ethical principles and our expectations;

●	To ensure that business policies and practices continue to be aligned with those standards and principles;

●	To establish responsibility for monitoring compliance; and

●	To set forth the manner in which perceived violations of ethical principles are to be reported.

Furthermore, this Code of Ethics addresses several key areas of business conduct; however, no code or policy can anticipate or address all situations that may arise and we will invariably encounter “gray areas” in the application of this policy. It is expected that every Siyata employee will adhere to these standards of conduct, using his or her best judgment and seeking advice from managers, Siyata’s executive management team, including Siyata’s Chief Executive Officer and the Chairman of the Board of Directors, Chief Financial Officer and all other C-level executive officers and vice presidents (collectively, the “Executive Officers”), as well as other appropriate sources to assist in decisions where the course of action is unclear. We truly value our ethical conduct. Therefore, violations of this Code of Ethics will be dealt with expeditiously and as consistently as possible by the Chairman of the Audit Committee, who may consult outside counsel with respect to any issue relating to this Code of Ethics, and may subject our employees to disciplinary action, which, in severe cases may lead up to and including termination of employment.

This Code of Ethics applies to all employees, officers, and members of the Board of Directors of Siyata.

This Code of Ethics is intended to satisfy the requirements of Nasdaq Listing Rule 5610 for a code of conduct applicable to all directors, officers and employees of Siyata, and to constitute a “code of ethics” for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 and Item 16B of Form 20-F promulgated by the SEC. Consistent with those requirements, this Code of Ethics is reasonably designed to deter wrongdoing and to promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that Siyata files with, or submits to, the SEC and in Siyata’s other public communications; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of this Code of Ethics to an appropriate person or persons identified in this Code of Ethics; and (v) accountability for adherence to this Code of Ethics. This Code of Ethics will be made available on Siyata’s website and, upon request, in print to any shareholder free of charge.

II. CONFLICTS OF INTEREST

Siyata expects the undivided business loyalty of its employees. This means that, unless pre-approved by our Board of Directors (for our Executive Officers) or an Executive Officer (for employees), officers and employees should be free from any interest, influence or relationship which might conflict, or appear to conflict, with the interests of Siyata or the effectiveness of their job performance. Officer and employees must, therefore, avoid any investment, gratuity or association, which interferes, or might reasonably be thought to interfere, with their best judgment in the performance of their job duties and other actions affecting Siyata. It is important to closely examine any gift, loan or other special preference offered by a person or organization that does or wants to do business with Siyata. Any employee who has specific questions regarding the appropriateness of a particular action, including acceptance of gratuities from suppliers or contractors, should consult with his or her manager.

The following are examples of unacceptable business practices, which represent or give rise to a conflict of interest or other ethical breach:

●	Use of a Siyata position, or resources or confidential information gained as a result of such position, for personal gain;

●	Acceptance of any item or service of value from someone doing business with Siyata where such item is offered or appears to be offered in exchange for any type of favorable treatment or advantage;

●	Unauthorized outside employment or consulting which in any way conflicts with, affects or impacts Siyata’s interests;

●	Offering any type of payments or business courtesy of significant value (e.g. entertainment, meals, transportation or lodging) to a government official, supplier or customer for the purpose of influencing any government or organizational decision or obtaining favorable treatment or advantage.

Conflict of interest issues can and should be resolved by informing the Chairman of the Audit Committee of the potential conflict and obtaining a written authorization to proceed whenever required.

III. OTHER EMPLOYMENT

Unless otherwise approved by our Board of Directors (for our Executive Officers) or an Executive Officer of Siyata (for employees), Siyata expects its full time employees to devote all of their work time to Siyata.

IV. PROFESSIONAL AND TRADE ASSOCIATIONS

Siyata encourages employee participation in professional and trade associations in accordance with personal and Siyata’s interests. In participating in an outside organization, one must understand whether he or she is representing Siyata or acting in a personal capacity. Unless an employee is designated as the official Siyata representative by Siyata, the employee is acting solely in his or her individual capacity.

As a member of a trade or professional group, such employee may come in contact with competitors’ employees. Never discuss proprietary or sensitive competitive issues such as prices, costs, terms or conditions of sales, product plans or any other competitively sensitive, confidential or nonpublic information.

V. CHARITIES AND COMMUNITY SERVICE

Siyata encourages its employees to make contributions of personal time or financial resources to non-profit organizations according to their own interests and priorities. If, however, an employee is active in community-based non-profit organizations, the employee must be alert to possible conflicts of interest between Siyata and the organization. If a conflict arises between the organization and Siyata, the relevant employee should disqualify himself or herself from making any decision in the capacity as an organization representative that concerns or impacts Siyata or, if necessary, resign from the organization.

VI. PROTECTING COMPANY ASSETS AND CORPORATE OPPORTUNITIES

In our competitive environment, protection of Siyata’s assets is crucial. Siyata’s assets include principally intangible assets. These include Siyata’s intellectual property rights in its technological know-how, information about Siyata’s business strategies and intentions, information regarding plans for research or future research, internal databases, customer lists, confidential technical data, organizational charts, employee directories and compensation information. Every officer and employee is contractually bound to keep in confidence the company’s assets under the terms and conditions as include as part of each employee’s employment agreement and/or NDA form signed.

Accordingly, Siyata’s proprietary information must be kept in strictest confidence and must not be disclosed, verbally, in writing, or electronically (e.g. via the Internet) or in any other way, unless specifically and expressly authorized by a manager responsible for the information being disclosed and, then, only subject to the provisions of a non-disclosure agreement. When speaking with third parties, it is important to avoid unauthorized disclosure of any of Siyata’s confidential information. We must also ensure that confidential discussions are not overheard by others or disclosed by careless transmission of information, for example by use of electronic mail. Any documents containing proprietary information which is being disposed of should be shredded. We store a great deal of information on computer drivers and other storage devices. If any such information (such as a computer, a storage device or hard copy) is lost or stolen, it is imperative that employees report this loss immediately to an Executive Officer. Failure to protect Siyata’s confidential or proprietary information is misconduct, and may result in disciplinary action up to and including termination of employment or association with Siyata.

Furthermore, Siyata’s corporate opportunities are valuable assets of the Company. Therefore, each director, Executive Officer and employee, except as may be approved by the Board of Directors or a committee of independent directors or as may be memorialized in agreements approved by the Board of Directors or a committee of independent directors, refrain from (a) taking for themselves personally opportunities that belong to Siyata or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with Siyata.

VII. PERSONAL USE OF SIYATA RESOURCES

Siyata provides a wide variety of assets for its employees in conducting company business, including computers, communication systems and other equipment and materials. Although you may occasionally use some of these resources for incidental personal activities, it is your duty to keep this usage to a minimum and to comply with all of Siyata’s internal policies and guidelines. Excessive personal use of the Siyata’s resources increases our costs and expenses, reduces availability of the resources for Siyata’s business needs, and may adversely affect your job performance. The rules below apply to your use of Siyata’s resources even outside your working hours and outside Siyata’s premises. While you may occasionally use Siyata’s telephone and computer systems to send or receive personal messages, to access internet materials that are not directly business-related, or to create personal documents or files, you are required to keep these activities to a minimum and in compliance with all of Siyata’s internal policies and guidelines. In addition, you may not use any Siyata resource in violation of any law, rule or regulation. You may not allow other people to use Siyata resources for any purpose, except as may be allowed to your immediate family members, under our internal policies; provided, however, that you will not allow the use of any of Siyata’s proprietary information to any of your immediate family members. You may not use any Siyata resource to create, transmit, store or display messages, images or materials that are for personal gain, solicitations, chain letters, or are threatening, sexually explicit, harassing or otherwise demeaning to any person or group. Such misuse of assets is misconduct, and may result in disciplinary action up to and including termination of employment or association with Siyata.

You may not use any Siyata asset for personal activities that may lead to the loss or damage of the asset. You are responsible for safeguarding the integrity of Siyata systems, including not exposing the system to computing viruses and the like.

Siyata may access and inspect all of the company’s resources that you may use for personal activity, including company’s computers, servers and systems, telephones, mobile phones, voicemail systems, desks, vehicles and other equipment belonging to the company. You should not have any expectation of personal privacy in any messages or records create or transmitted via Siyata systems, including electronic documents, e-mail and voice mail, regardless of whether you have personal passwords or filing systems. For reasons related to safety, supervision, security and other concerns, Siyata may inspect persons and property on Siyata premises at any time and without notice, subject to applicable local laws.

VIII. STOCK TRADING

In certain instances, Siyata grants stock options or other company securities to its directors, Executive Officers and employees to enable such persons to share in Siyata’s success. However, the ownership of Siyata’s securities, whether through the grant of options by Siyata or through open market purchases, carries with it the responsibility of adhering to the applicable law and to Siyata’s policy governing stock trading. Directors, Executive Officers, employees and third parties may not conduct stock transactions (purchases or sales) on the basis of material, non-public information and are absolutely restricted from trading during particular periods. Further details on this are provided for in Siyata’s Insider Trading Policy, which directors, Executive Officers and employees must adhere to as a condition of continued association with Siyata. Any questions regarding this complex and important subject matter should be referred to the Executive Officers. Failure to adhere to these policies may result in disciplinary action up to and including termination of employment or association with Siyata.

IX. EMPLOYEE RELATIONS AND NON-DISCRIMINATION

Siyata is committed to hiring, promoting and compensating employees based on their qualifications and demonstrated ability to perform job responsibilities. Siyata treats all employees fairly, without regard to age, race, national origin, religion, sex, condition of pregnancy, marital status, disability, veteran status and sexual orientation.

X. RESPECTING PRIVACY

Siyata respects the privacy and dignity of all individuals. Under this policy, personal information necessary for effective business operation will be collected and retained. Furthermore, access to personal employee information within Siyata will be limited to the employee and to those persons with a legitimate business need for such information, including needs related to the performance of job responsibilities.

With regard to employment verifications, certain employee information may be disclosed without the written consent of the current or former employee. Such information includes verification and dates of employment, job titles and work locations. In addition, Siyata will disclose any information required by law or court order.

Employee privacy also becomes an issue when personal use is made of Siyata resources. Although Siyata assets are intended for use in supporting and conducting Siyata business, limited and reasonable personal use of Company equipment and systems is permitted (See the section hereof titled “Personal Use of Siyata Resources”). Where not prohibited by law or regulation, Siyata reserves the right to monitor the use and content of its corporate resources and systems. As employees, we should have no expectation of privacy when using the company’s resources, whether for business or personal use. Siyata may inspect the company’s records and systems, including electronic systems, and inspect the information contained in them with or without advance notice to employees - even when information is stored under an individual’s personal identification code or password.

XI. RECORDING AND REPORTING INFORMATION

Every employee records, maintains or submits some kind of information within Siyata. Examples of such information include: reporting time worked; product testing results; service reports; product order or shipment reports; financial records and expense reports. False, misleading or dishonest reporting, both inside and outside Siyata, is not only strictly prohibited, it could lead to civil and even criminal liability and sanction by Siyata or termination. For example, falsification of expense reports or time records may be considered theft. Submission of false information to the government or to government agencies such as the U.S. Securities and Exchange Commission, the Nasdaq Stock Market or other stock exchanges on which Siyata’s securities are listed or traded, or any other regulatory or self regulatory organization can, in some instances, lead to fines and/or imprisonment. Accordingly, information must be recorded or reported accurately and honestly. In addition, all Executive Officers and members of the Board of Directors of Siyata, and all employees of Siyata, when asked for by an Executive Officers or director, must produce, or cause to be produced full, fair, accurate, timely and understandable disclosure in reports and documents that Siyata files with or submits to the Securities and Exchange Commission and in other public communications.

XII. CONTRACTING AND SIGNING ON BEHALF OF SIYATA

Signing correspondence, reports and other documents that contain substantive opinions, conclusions or determinations that may legally bind Siyata must be signed by or under the control of the Executive Officers. Agreements between Siyata and other companies and individuals create obligations for the parties to the agreement and expose the parties to legal and financial risks. An employee may not sign/execute an agreement on behalf of Siyata unless he or she has the legal authority to obligate Siyata. Typically, only the Executive Officers will have signature rights.

XIII. Public Reporting of Financial and Non-financial Information

Siyata is a foreign private issuer whose Class A Shares are listed on the Nasdaq Capital Market and, as such, is subject to the Securities Act of 1933, the Securities Exchange Act of 1934, the Nasdaq Listing Rules and numerous other laws, rules and regulations promulgated thereunder (the “Securities Laws”). The U.S. Securities and Exchange Commission (the “SEC”) requires companies to maintain disclosure controls and procedures designed to ensure that information required by the Securities Laws to be disclosed by publicly held companies is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. It is, therefore, imperative that all disclosures contained in Siyata’s public filings and other public communications are full, fair, accurate, timely and understandable.

Every director, Executive Officer and employee who participates in the information gathering process for Siyata’s public filings and other public communications is responsible for the timeliness and accuracy of the information contained therein. Those persons having responsibility for particular areas of Siyata’s periodic reports such as the Form 20-F must report to the Board of Directors on an ongoing basis the following matters which come to their attention:

●	Deviations from or changes to the current public information available for Siyata;

●	Changes in risks, or new risks, to Siyata as they are identified; and

●	Changes that may affect Siyata’s financial results.

Our employees who work in the Financial Department hold an important and elevated role in corporate governance. They are empowered to ensure that shareholder interests are appropriately balanced, protected and preserved. Accordingly, all financial managers are expected to uphold the following standards:

●	To provide information that is accurate, complete, objective, relevant, timely and understandable;

●	To comply with laws, rules and regulations of federal, state, provincial and local governments, and appropriate regulatory agencies;

●	To act in good faith, responsibly, with due care, competence and diligence, without misrepresenting facts or allowing their independent judgment to be subordinated;

●	To respect the confidentiality of information acquired in connection with their activities for Siyata, except when authorized or otherwise legally obligated to disclose;

●	To share knowledge and to maintain skills needed to perform their jobs;

●	To proactively promote ethical behavior as a responsible partner among peers in the workplace and community; and

●	To achieve responsible use of and control over all assets and resources employed by or entrusted to them.

Compliance with all governmental laws, rules and regulations applicable to Siyata is mandatory and any violations thereof are considered violations of this Code. Mistakes should never be covered up, but should be immediately fully disclosed and corrected, if possible. If you have any questions about your duties with regard to public reporting, please ask Siyata’s Chief Financial Officer.

XIV. Bribes and Kickbacks

A kickback or bribe includes any item intended to improperly obtain favorable treatment. Other than for modest gifts given or received in the normal course of business (e.g., coffee mugs, pens and other logoed promotional materials or business lunches), neither you nor your relatives may give gifts to, or receive gifts from, Siyata’s customers and suppliers. Other gifts may be given or accepted only with prior approval of Siyata’s Chief Financial Officer. In no event should you put Siyata or yourself in a position that would be uncomfortable if knowledge of the gift was made public. Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

XV. COMPLIANCE WITH LAWS

It is Siyata’s policy to comply with both the letter and the spirit of all applicable laws, rules and regulations governing its operations. Every Executive Officer and employee with significant responsibilities should have a working knowledge of permissible activities involved in his or her work and where there is any question, will seek guidance from a superior or legal counsel.

There are numerous laws, which govern our conduct in almost all aspects of our business. The following is a list of areas to which specific laws apply and every employee is required to consult the Executive Officers to ensure compliance with these laws. These areas include: securities law compliance, healthcare/medical device regulation, Internet and e-commerce regulation, employment, health and safety, environmental matters, government contracting, import/export matters, international commerce, intellectual property (patents/copyright/ trademark), domestic and international trade, and many other areas related to our business. Any questions concerning the application of this policy or a particular law to a specific situation should be discussed with the Executive Officers.

Whenever there exists a potential violation of law or possible ethical compromise, every Executive Officer and employee has an obligation to avoid or to promptly correct the situation as necessary.

XVI. SEXUAL HARASSMENT AND OTHER UNLAWFUL BEHAVIOR

Siyata does not tolerate sexual harassment or other unlawful behavior in the workplace, whether committed by a co-worker, leader, client, contractor, vendor or anyone else. Actions, words, jokes or comments that are derogatory and based on any person’s sex, race, ethnicity, sexual orientation, age, religion or disability will not be tolerated at the company. Although sexual harassment appears in various forms and degrees, it generally consists of unwelcome sexual advances, unwelcome request for sexual favors or other unwelcome verbal or physical conduct of a sexual nature. Sexual harassment occurs when submission to or repeating sexual advances adversely affects your employment in any way (for example, promotion, termination or unfavorable work assignments) or when unwelcome sexual conduct otherwise interferes with your job performance or creates an intimidating or hostile work environment.

Siyata is committed to providing a workplace free from unlawful behavior and sexual harassment. If an employee feels he or she has been subjected to such harassment at Siyata, it is the employee’s obligation to report the conduct to appropriate Siyata personnel.

Complaints should be directed to the President. Complaints of sexual harassment or other unlawful behavior are serious matters. Siyata expects leaders to act upon such allegations, and expects employees to report such behavior. If an investigation confirms that improper conduct occurred, the company will take appropriate action.

XVII. IMPLEMENTATION OF THE CODE OF ETHICS; WHISTLEBLOWER POLICY

At Siyata, ethics is everyone’s business. All managers are responsible for communicating this policy to the employees under their supervision and the policy will be electronically available. Any revisions or updates to this policy will be published periodically and appropriately distributed for inclusion in Siyata’s on-line reference materials and other appropriate locations. All employees will be required to certify that they have reviewed and understood this Code of Ethics. This certification will take place upon the Code of Ethics coming into effect. New coming directors, Executive Officers and employees will be required to make this certification upon joining the company. Siyata at its sole discretion, may ask its Executive Officers and employees for renewal of their certification of the Code of Ethics in case it is be materially revised or updated.

All Siyata employees are required to acknowledge in writing their understanding and receipt of, as well as compliance with, this policy as pertains to the business conducted in their departments.

Any waiver of this Code of Ethics for any Executive Officer or member of the Board of Directors may only be made upon the prior written approval of Siyata’s Board of Directors and will be promptly disclosed as required by law, including, to the extent applicable, disclosure within four business days by press release, distribution to shareholders or filing with the SEC, in each case as required by the Nasdaq Listing Rules and the Securities Laws. Waivers of this Code of Ethics for a non-Executive Officer employee may be made by the President only upon the employee making full disclosure in advance of the transaction in question. Such waivers will only be granted in extraordinary circumstances when necessary, and they will be limited and qualified as appropriate.

Any Executive Officer or employee having information, knowledge or suspicion of any actual or contemplated action or inaction which is, or appears to be, in violation of this Code of Ethics is required to report the matter promptly to his or her manager, to an Executive Officer and any other reporting channel that may be established by Siyata from time to time. All employees are required to recognize the critical importance of legal compliance and Siyata’s commitment to ethical conduct. Any violation or failure to report a known violation of law or policy may result in disciplinary action up to and including termination. If the report is made to the employee’s manager, the manager shall promptly report the matter to and Executive Officer. In some cases, including in the event that appropriate action is not being taking by a manager or an Executive Officer in response to report, employees may report issues to the Chairman of the Audit Committee of the Board of Directors. Employees who report an actual or apparent violation of this policy will not be subject to retaliation or reprisal from any person as a result of having disclosed the violation and any such attempt at retaliation or reprisal will result in disciplinary action up to and including termination.

XVIII. INTERPRETATION OF THE CODE OF ETHICS

The matters addressed in this Code of Ethics are both fundamental and important. Siyata is committed to providing Executive Officers and employees all resources necessary to understand and comply with its terms and the terms of the underlying laws and policies. All Code of Ethics terms should be construed in tandem with Siyata’s other stated policies, procedures and guidelines, and in conjunction with any applicable laws, rules and regulations. Any employee who is uncertain as to the meaning or interpretation or application of this policy to a specific situation should seek guidance from his or her department manager or an Executive Officer. This Code of Ethics is not a contract and Siyata retains the right to change, modify, suspend, interpret or eliminate any provision of this Code of Ethics, retroactively or proactively, at any time with or without notice.

Adopted by the Board of Directors on June 25, 2021, and amended and restated by the Board of Directors in connection with the Company’s direct listing on the Nasdaq Capital Market.

ACKNOWLEDGEMENT

I hereby acknowledge that I have received a copy of Siyata Mobile Inc.’s Code of Ethical Conduct (the “Code of Ethics”). Further, I certify that I have reviewed the Code of Ethics, understand the policies and procedures contained therein and agree to be bound by and adhere to Code of Ethics, the policies and procedures contained herein, and any related policies and procedures of the Company.

Date: __________________

Signature:
Name: